Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

April 15, 2013

PLACEHOLDER IMAGE. To purchase the rights to use imagery on PPT covers, please contact Creative Services. ATMP Barclays ETN+ Select MLP ETN BARCLAYS

ATMP: Key Features • Tracks the Atlantic Trust Select MLP Index (Ticker: BXIIATMP) • Offers exposure to a basket of high quality midstream US master limited partnerships, limited liability companies and corporations (collectively, “MLPs”). Additionally, the index will also provide exposure to Canadian corporations that own U.S. MLPs. • May consist of both limited partnership (LP) interests in MLPs and interests in the general partner (GP) of an MLP. • Rebalances quarterly • Listed on NYSE Arca • Yearly fee: 0.95%1 • Designed to pay quarterly coupons2 • Daily redemption to Barclays Bank PLC as issuer3 • Your broker is expected to issue a form 1099 with respect to the ETNs, not a Form K-1 1. The daily fee value on any calendar day is equal to (1) the ETN Current Value on such calendar day times (2) 0.95% divided by (3) 365. Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.95% per year. 2. Comprised of the distributions that would be received by a hypothetical holder of the shares in the Index, minus accrued fees. See relevant prospectus. 3. Subject to minimum size of 50,000 units and timing limitations as prescribed by prospectus. 2 | ETN+ Select MLP ETN BARCLAYS

Master Limited Partnerships MLPs are publicly traded partnerships ? A unique and fast growing asset class ? Market capitalization has increased from $8 billion in 1995 to $378 billion in 20131 MLPs are hybrid securities ? Historical yield comparable to high yield credit and price appreciation comparable to equities ? Historical average annual yield of 6.6% 2 Historical average annual price appreciation of 13.1% 3 ? Historically low correlation to commodity prices 4 Correlation Henry Hub Natural Gas Spot Price WTI Cushing Crude Oil Spot Price Philadelphia Utilities Index Alerian MLP Index 11.2% 49.0% 47.6% Midstream MLPs ? Can include the processing, storing, transporting and marketing of oil, natural gas and natural gas liquids ? Seek to establish long term contracts with energy companies to generate consistent fee-based revenue from the use of infrastructure assets 1.Source: Factset, 12/29/1995—3/28/2013. 2. Al erian MLP Index, the standard MLP benchmark Source: Bloomberg 3/28/2003 – 3/28/2013. 3.Alerian MLP Index, the standard MLP benchmark Source: Bloomberg 3/28/2003 – 3/28/2013. 4 S Bl b 3/2012 3/28/2013 ( kl d t ) Atl ti T t S l t I d l h 4.Source: Bloomberg 28/2012- weekly data). Atlantic Trust Select MLP Index was launched 2/14/2013. The information prior to launch dates included above is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance. You cannot invest directly in an index. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. 3 | ETN+ Select MLP ETN BARCLAYS

Atlantic Trust Select MLP Index Mechanics 1. MLP Universe Midstream US master limited partnerships, limited liability companies and corporations (collectively, “MLPs”), as well as Canadian corporations that own U.S. MLPs1 2. Size Index constituents must meet a minimum market cap requirement2 and a minimum liquidity requirement3 3. Credit Rating Index constituents must generally have an investment grade credit rating from S&P, Moody’s or Fitch4 Index constituents must receive at least the minimum required level of cash flow5 directly or indirectly from midstream operations in the energy infrastructure business 4.Cash Flow 1.Must be publicly traded and operate in the GICS Energy Sector or the GICS Gas Utilities Industry 2. Each index constituent must have a free float market cap of greater $500 million to be originally selected for the index, and $300 to remain a constituent. 3.Each index constituent must have a three-month average daily trading value greater than $5 million to be originally selected for the index, and $3 million to remain a constituent. 4.Credit rating must be Baa3 or better from Moody’s, BBB or better from Standard & Poor’s or BBB- or better from Fitch. Subject to availability of at least 20 qualifying index 4 | ETN+ Select MLP ETN Moody s, Poor s BBB constituents, in the event that there are less that 20 qualifying index constituents, the next best ranking index constituent interest will be selected on the basis of credit rating. 5.Each index constituent must receive 50% of cash flow from such operations to be originally selected for the index, and 35% to remain a constituent. BARCLAYS

Index Selection Criteria The MLP universe includes both Limited Partnerships (LPs) & General Partnerships (GPs) • LPs typically invest capital into the venture and receive periodic cash distributions • GPs typically oversee the MLP’s operations, own a small economic interest and receive incentive distributions rights (IDRs) • Incentive distribution rights of GPs incentivize management to maximize cash flow 1. • IDRs allow the GP to participate in an increasing proportion of revenue, providing the GP with additional exposure when the MLP is performing well • Emergence of GP corporations is a recent trend that is not captured by competing ETN products . MLP Universe • ATMP caps GPs at 4% & LPs at 8% for better diversification “The inclusion of midstream general partners in the Index, structured as both MLPs and corporations, provides additional exposure to a fast growing and attractive sube p ,p p g g sector in the energy infrastructure industry.” -Adam Karpf, Portfolio Manager and Managing Director at Atlantic Trust 5 | ETN+ Select MLP ETN BARCLAYS

Index Selection Criteria • Index constituents must meet specified size criteria, as measured by free-float market capitalization and average daily trading value1 • The 2. Size Atlantic Trust Select MLP Index seeks to focus on investment grade index constituents2 • Considered less risky than non-investment grade peers • Generally have a lower cost of funding and have historically had better access to non peers 3.Credit Ra capital markets than non-investment grade • MLPs are a capital intensive industry with the limited partnership raising funds with secondary units or debt issuance historically I d i d i i i i f h i hfl f id ating • Index constituents must derive a minimum portion of their cash flows from mid-stream operations, including fees from pipelines, and fees from the processing, storing and marketing of energy resources3 • Seek to establish long term contracts with energy companies to generate consistent fee of 4. Cash Flow fee-based revenue from the use infrastructure assets 1.Each index constituent must have a three-month average daily trading value of greater than $5 million to be originally selected for the index, and $3 million to remain a constituent and must have a free float market cap of greater $500 million to be originally selected for the index, and $300 to remain a constituent. 2.Moody’s, BBB or better from Poor’s or BBB- better from Fitch. Subject to w 6 | ETN+ Select MLP ETN Credit rating must be Baa3 or better from Moody s, Standard & Poor s BBB or availability of at least 20 qualifying index constituents, in the event that there are less that 20 qualifying index constituents, the next best ranking index constituent interest will be selected on the basis of credit rating. 3.Each index constituent must receive 50% of cash flow to be originally selected for the index, and 35% to remain a constituent. BARCLAYS

Hypothetical and Historical Index Performance 120 130 140 Atlantic Trust Select MLP Index Alerian MLP Index Alerian MLP Index 100 110 Infrastructure 80 90 7/8/2011 11/8/2011 3/8/2012 7/8/2012 11/8/2012 3/8/2013 Atlantic Trust Select MLP Index Alerian MLP Index Alerian MLP Infrastructure Index Annualized Returns 15.6% 11.6% 13.2% Annualized Volatility1 15.8% 16.7% 16.2% Average Yield 5.21% 5.87% 5.93% Source: Bloomberg, Barclays. Data: 7/8/2011 – 3/28/2013 . Atlantic Trust Select MLP Index was launched 2/14/2013. The information prior to launch dates is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance. You cannot invest directly in an index. 1. Annualized Volatility is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance. 7 | ETN+ Select MLP ETN BARCLAYS

Annualized Quarterly distributions • ATMP is designed to pay a quarterly coupon • Atlantic Trust Select MLP Index has historically had distributions that are: • Consistent through the business cycle • Higher than REITs and Utilities 7.00% Atlantic Trust Select MLP Index B l USA t B dI d 4.00% 5.00% 6.00% Barclays US Aggregate Bond Index Barclays Global Aggregate 500 Utilities MSCI US Reit Index 1 00% 2.00% 3.00% S Bl b 3/28/2013 Atl ti T t S l t I d l h d 2013 Th i f ti i t l h d t i l d d b i 0.00% 1.00% Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Source: Bloomberg 8/22/2011 – 2013. Atlantic Trust Select MLP Index was launched 2/14/2013. The information prior to launch dates included above is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance. You cannot invest directly in an index. 8 | ETN+ Select MLP ETN BARCLAYS

MLP investment vehicles 130 140 150 Average MLP ETN Total Returns Average MLP Mutual Fund Total Returns Average MLP ETF Total Returns Al i I d 100 110 120 Alerian MLP TR Index Direct MLP Investment ETNs ETFs and Mutual Funds direct None Investor fee subject to tax at Fee 90 1/3/2011 4/3/2011 7/3/2011 10/3/2011 1/3/2012 4/3/2012 7/3/2012 10/3/2012 1/3/2013 Return deviations from MLP investment fee; may be earlier times and higher rates than a direct MLP investment Management Fee, Tracking error & tax reductions Liquidity Intraday on exchange Intraday on exchange ETF: Intraday on exchange Mutual Funds: daily creation Legal structure Partnership Debt security C Source: Bloomberg 1/3/2011 – 3/28/2012. Average MLP ETF / Mutual Funds performance is the calculated market cap weighted average of MLP ETFs / Mutual Funds outstanding for each month Index for purposes only performance reflect fees and expenses Indexes are unmanaged and one corporation Main risks Market risk Credit and market risk; tax treatment is uncertain Market risk; tax treatment is uncertain returns are illustrative only. Index returns do not any investor fees, transactions costs expenses. cannot invest directly in an Index. The analysis assumes full reinvestment of dividends and distributions, and does not take into account possibly different reinvestment tax treatments. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. 9 | ETN+ Select MLP ETN BARCLAYS

MLP investment vehicles anticipated tax treatment Direct MLP Investment1 ETNs ETFs and Mutual Funds Anticipated US federal income tax treatment at investment level2 Partner in the MLP; income and deductions flow through to investors Pre-paid forward contracts Shares in a corporation (which may owe corporateinvestors level tax) 3 Anticipated U.S. federal income tax treatment of distributions Distributions are generally not immediately taxable but reduce an investor’s basis; however, because of the “flow-through” nature of MLPs, investors are taxed on their allocable share of the MLP’s Coupons taxed as ordinary income Dividends taxed as ordinary dividend income to the extent of the ETF’s earnings and profits (which may be less than the ETF’s distributions); MLP s thereafter distributions income (such income increases basis and may be less than the MLP’s distributions). thereafter, are generally not immediately taxable but reduce an investor’s basis Anticipated U.S. federal income tax consequences of exit Mix of ordinary income (to recapture certain deductions) and it l i l Generally capital gain or loss, except that long-term capital gain in excess of h t ldh b i d ith Capital Gain or loss capital gain or loss what would have been recognized with a direct MLP investment will likely be recharacterized as ordinary income and subject to an interest charge 4 Tax forms K-1, multiple state filings 1099 1099 1.This discussion applies only to MLPs and similar entities, treated as partnerships for federal income tax purposes. Inparticular, it does not address the tax treatment of Index constituents that are GP corporations. 2.Barclays Capital Inc. and its affiliates, do not provide tax advice. Any discussion of U.S. federal income tax matters herein is provided as a matter of general information, and should not be construed to represent tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein. You should refer to the applicable prospectus for any relevant MLP, ETN, ETF or Mutual Fund for more detailed information, and should also consult your tax advisor prior to making any investment decision. 3. MLP ETFs and Mutual Funds are typically organized as “C corporations” for U.S. federal income tax purposes, rather than “regulated investment companies”. 4. Investors in MLP ETNs may need to demonstrate that the “net underlying long-term capital gain” which would have been recognized upon a direct MLP investment with clear and convincing evidence; otherwise, all gain on an MLP ETN could be recharacterized as ordinary income that is subject to an interest charge. 10 | ETN+ Select MLP ETN BARCLAYS

ATMP structure details Calculating the Value of the ATMP ETN ? ATMP seeks to track the volume weighted average price (VWAP) of Atlantic Trust Select MLP Index ? An “accrued dividend” and an “accrued investor fee” are used to determine the coupon amount payable on each payment date, based on the distributions made by the index consituents1 ? The accrued investor fee (equal to 0.95% per annum) is deducted on a daily basis from the closing indicative value of the ETNs. ? The coupon amount payable on each coupon payment date is calculated by deducting the accrued fees from the accrued dividend as of the relevant coupon valuation date. Closing ETN A d Accrued Indicative Value current value Accrued Dividend2 Investor Fee2 Coupon Amount 1. An “index dividend” calculated on each calendar day represents the aggregate cash value of distributions, net withholding tax, that a hypothetical person holding index constituents in proportion to the weights of the index constituents would have been entitled to receive with respect to any index constituent for those cash distributions whose “ex-dividend date” occurs on such calendar day. 2. The accrued dividend on the initial valuation date will equal zero. The accrued dividend on any subsequent calendar day will equal (1) the accrued dividend as of the immediately preceding calendar day plus (2) the dollar dividend value on such calendar day minus (3) the coupon adjustment dividend amount. The accrued investor fee on the valuation will equal zero. The fee on any subsequent calendar day will equal (1) the investor fee as of the immediately initial date accrued investor accrued preceding calendar day plus (2) the daily fee value on such calendar day minus (3) the coupon adjustment fee amount on such calendar day. Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.95% per year. 11 | ETN+ Select MLP ETN BARCLAYS

Selected Risk Considerations An investment in an ETN linked to the Atlantic Trust Select MLP Index (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the Volume Weighted Average Price (“VWAP”) level between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return y pp , on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity. The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs: Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index. No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date. Market and Volatility Risk: The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time. The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways. Concentration Risk: The index constituents are companies in the Energy Sector or Gas Utilities Sector, as determined by the GICS® classification system. In addition, many of the index constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The ETNs are susceptible to general market fluctuations in the energy and gas MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding the index constituents change. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector. 12 | ETN+ Select MLP ETN BARCLAYS

Selected Risk Considerations A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Treatment: Significant aspects of the tax treatment of the ETNs Tax may be less favorable than a direct investment in MLPs and are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.ETNplus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. Barclays Capital Inc., and its affiliates, do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor. ©2013 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. ip-0636-1212 NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE Page 13 13 | ETN+ Select MLP ETN BARCLAYS